Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170173

O’DONNELL STRATEGIC INDUSTRIAL REIT, INC.

SUPPLEMENT NO. 3 DATED JULY 30, 2012

TO THE PROSPECTUS DATED MAY 15, 2012

This document supplements, and should be read in conjunction with, the prospectus of O’Donnell Strategic Industrial REIT, Inc., or the Company, dated May 15, 2012, or the prospectus, Supplement No. 1, dated May 16, 2012, and Supplement No. 2, dated June 11, 2012. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of the initial public offering of shares of common stock of the Company;

(2)	the conditions to breaking the minimum offering amount in our offering;

(3)	an update to the Company’s Share Repurchase Program; and

(4)	updates to the Company’s risk factor disclosure.

Status of Our Public Offering

We commenced our initial public offering of 110,526,316 shares of common stock on August 15, 2011. Of these shares, we are offering 100,000,000 shares in a primary offering and 10,526,316 shares pursuant to our distribution reinvestment plan. As of July 27, 2012, we had accepted investors’ subscriptions for and issued no shares of our common stock in the offering. Pursuant to the terms of the offering, we are required to deposit all subscription proceeds in escrow until we receive subscriptions aggregating at least $2,000,000, excluding subscriptions from residents of Pennsylvania and Tennessee. Our advisor has expressed its intent to us to purchase $2,000,000 in shares of our common stock in this offering at a purchase price of $9.025 per share. As of July 27, 2012, we had 110,526,316 shares of our common stock remaining in our offering.

We will offer shares of our common stock pursuant to the offering until August 15, 2013, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering in the offering have not been sold by August 15, 2013, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the offering at any time prior to the stated termination date.

Conditions to Raising Minimum Offering Amount

The first sentence of the fifth paragraph on the cover page of the prospectus is superseded and replaced in its entirety with the following:

Our shares of common stock will be offered to investors on a best efforts basis through SC Distributors, LLC, the dealer manager of this offering. We will not sell any shares of our common stock unless we raise a minimum of $2,000,000 in subscription proceeds by August 15, 2012, which is one year from the effective date of our offering, including purchases of shares by our directors, officers and affiliates. Our advisor has expressed its intent to us to purchase $2,000,000 in shares of our common stock in this offering at a purchase price of $9.025 per share. If this investment occurs, we anticipate that our board of directors will authorize the release of the escrowed funds promptly thereafter, which will permit us to commence our operations.

The first two sentences under the question captioned “What happens if you do not raise a minimum of $2,000,000 in this offering?” on page two of the prospectus are superseded and replaced in their entirety with the following:

We will not sell any shares of our common stock unless we sell a minimum of $2,000,000 in shares to the public by August 15, 2012, which is one year from the effective date of our offering, including purchases of shares by our directors, officers and affiliates. Our advisor has expressed its intent to us to purchase $2,000,000 in shares of our common stock in this offering at a purchase price of $9.025 per share. If this investment occurs, we anticipate that our board of directors will authorize the release of the escrowed funds promptly thereafter, which will permit us to commence our operations.

Share Repurchase Program

The sixth paragraph of the “Prospectus Summary—Share Repurchase Program” section beginning on page 18 of the prospectus is superseded and replaced in its entirety with the following:

Our board of directors may, in its sole discretion, amend, suspend or terminate our share repurchase program at any time upon 30 days’ notice to our stockholders if it determines that the funds available to fund our share repurchase program are needed for other business or operational purposes or that amendment, suspension or termination of our share repurchase program is in our best interests. Our share repurchase program will terminate if the shares of our common stock are listed on a national securities exchange. There is no fee in connection with a repurchase of shares of our common stock pursuant to our share repurchase program.

The following paragraph is added to the last paragraph on page 112 in the “Description of Our Capital Stock—Share Repurchase Program” section of the prospectus:

Any redemption requests made by our directors, officers and their affiliates will be subject to the redemption limitations described herein. In addition, our directors, officers and their affiliates may not redeem any such shares until we have raised $100,000,000 in offering proceeds in our primary offering. Furthermore, any redemption requests from our directors, officers and their affiliates will only be accepted (1) on the last business day of a calendar quarter, (2) after all other stockholders’ redemption requests for such quarter have been accepted; and (3) if such redemptions do not cause total redemptions to exceed 2.5% of our total net asset value as of the end of the immediately preceding quarter. Our advisor or any other affiliate of our sponsor that holds the initial investment may not sell its initial investment while our sponsor remains our sponsor, but may transfer its initial investment to other affiliates of our sponsor.

The eighth paragraph of the “Description of our Capital Stock—Share Repurchase Program” section of the prospectus is superseded and replaced in its entirety with the following:

Our board of directors may, in its sole discretion, amend, suspend, or terminate the share repurchase program at any time upon 30 days’ notice to our stockholders if it determines that the funds available to fund the share repurchase program are needed for other business or operational purposes or that amendment, suspension or termination of the share repurchase program is in our best interests. Therefore, you may not have the opportunity to make a repurchase request prior to any potential termination of our share repurchase program. There is no fee in connection with a repurchase of shares of our common stock pursuant to our share repurchase program.

The first paragraph of the “Plan of Distribution – General” section on page 147 of the prospectus is superseded and replaced in its entirety with the following:

We are publicly offering a minimum of $2,000,000 and a maximum of $1,100,000,000 in shares of our common stock in this offering through our dealer manager, who will sell our shares on a ‘best-efforts” basis. In addition, our directors, officers and their affiliates may purchase shares of our common stock at the same price as such shares are then being sold to the public in this offering. The amount of any such investments will be included in determining whether we have exceeded the minimum offering amount. Any redemption requests made by our directors, officers and their affiliates will be subject to the redemption limitations as described in the “Description of Capital Stock – Share Repurchase Program” section of the prospectus. In addition, our directors, officers and their affiliates may not redeem such shares until we have raised $100,000,000 in offering proceeds in our primary offering. Furthermore, any redemption requests from our directors, officers and their affiliates will only be accepted (1) on the last business day of a calendar quarter, (2) after all other stockholders’ redemption requests for such quarter have been accepted; and (3) if such redemptions do not cause total redemptions to exceed 2.5% of our total net asset value as of the end of the immediately preceding quarter. Our advisor or any other affiliate of our sponsor that holds the initial investment may not sell its initial investment while our sponsor remains our sponsor, but may transfer its initial investment to other affiliates of our sponsor.

We are offering up to 100,000,000 shares of our common stock in the primary offering and up to 10,526,316 shares of our common stock pursuant to our distribution reinvestment plan. Prior to the conclusion of this offering, if any of the 10,526,316 shares of our common stock initially allocated to our distribution reinvestment plan remain unsold after meeting anticipated obligations under our distribution reinvestment plan, we may decide to sell some or all of such shares of common stock to the public in the primary offering. Similarly, prior to the conclusion of this offering, if the 10,526,316 shares of our common stock initially allocated to our distribution reinvestment plan have been purchased and we anticipate additional demand for shares of common stock under our distribution reinvestment plan, we may choose to reallocate some or all of the 100,000,000 shares of our common stock allocated to be offered in the primary offering to our distribution reinvestment plan. Shares of our common stock are being offered to the public in the primary offering at $10.00 per share, with discounts available for certain categories of purchasers, as described below. Shares of our common stock issued to our stockholders pursuant to our distribution reinvestment plan will be sold at an initial price of $9.50 per share. Our board of directors has arbitrarily determined the selling price of the shares of our common stock, and such price bears no relationship to our book or asset values or to any other established criteria for valuing issued or outstanding shares. Because the offering price is not based upon any independent valuation, the offering price may not be indicative of the proceeds that you would receive upon our liquidation.

The last sentence in first paragraph under the “Plan of Distribution – Minimum Offering” section on page 147 of the prospectus is superseded and replaced in its entirety with the following:

Shares purchased by our executive officers and directors, our advisor and any of our or our advisor’s affiliates will count toward the $2,000,000 minimum offering requirement. Our advisor has expressed its intent to us to purchase $2,000,000 in shares of our common stock in this offering at a purchase price of $9.025 per share. If this investment occurs, we anticipate that our board of directors will authorize the release of the escrowed funds promptly thereafter, which will permit us to commence our operations.

Risk Factors

The risk factor captioned “We may not meet the minimum offering requirements for this offering; therefore, you may not have access to your funds for one year from the date of this prospectus.” on page 25 of the prospectus is superseded and replaced in its entirety with the following:

We may not meet the minimum offering requirements for this offering; therefore, you may not have access to your funds for a significant period of time.

We will not sell any shares of our common stock unless we sell a minimum of $2,000,000 in shares by August 15, 2012, which is one year from the effective date of our offering, including shares purchased by our directors, officers and affiliates. Pending satisfaction of this minimum offering requirement, all subscription funds will be placed in an escrow account held by our escrow agent and held in trust for the subscribers’ benefit pending release to us. If we do not satisfy the minimum offering requirement within one year from the effective date of our offering, we will terminate this offering and promptly return all subscribers’ funds held in escrow, plus any interest accrued. If the minimum offering requirements are not met within one year from the effective date of our offering, subscribers who have delivered their funds into escrow will not have access to those funds until such time. In addition, the interest rate on the funds delivered into escrow may be less than the rate of return you could have achieved from an alternative investment.

The following risk factor is added to the section captioned “Risk Factors — General Investment Risks” as the second risk factor on page 25 of the prospectus.

Purchases of common stock by our directors, officers and other affiliates in this offering should not influence investment decisions of independent, unaffiliated investors.

Our directors, officers and other affiliates may purchase shares of our common stock, and any such purchases will be included for purposes of determining whether the minimum of $2,000,000 of shares of common stock required to release funds from the escrow account has been sold. Our advisor has expressed its intent to us to purchase $2,000,000 in shares of our common stock in this offering at a purchase price of $9.025 per share. If this investment occurs, we anticipate that our board of directors will authorize the release of the escrowed funds promptly thereafter, which will permit us to commence our operations. However, there are no written or other binding commitments with respect to the acquisition of shares by these parties, and there can be no assurance as to the amount, if any, of shares of common stock these parties may acquire in the offering. Any shares purchased by directors, officers and other affiliates of ours will be purchased for investment purposes only. The investment decisions made by any such directors, officers or affiliates should not influence your decision to invest in shares of our common stock, and you should make your own independent investment decision concerning the risks and benefits of an investment in our common stock.

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